AM 3/8/2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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[redacted]

05037582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Johnson Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

RECEIVED FEB 28 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 185

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Ampthill Road
(No. and Street)

Richmond (City) Virginia (State) 23226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Johnson 804-285-5600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree & Cook, LLP
(Name - *if individual, state last, first, middle name*)

5206 Markel Road, Suite 101B (Address) Richmond (City) Virginia (State) 23230 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/15/2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Johnson Capital, LLC, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles M. Johnson
Signature

President
Title

Ann M McCarty
Notary Public
My commission expires 4-30-07

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Johnson Capital, LLC

Statement of Financial Condition

December 31, 2004

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

MEADOWS URQUHART
ACREE & COOK, LLP
Certified Public Accountants

KELLI P. MEADOWS, CPA
DOUGLAS A. URQUHART, CPA
DAVID C. ACREE, CPA
SHANNON W. COOK, CPA

CONTINENTAL BUILDING
5206 MARKEL ROAD, SUITE 101B
RICHMOND, VIRGINIA 23230

TELEPHONE (804) 249-5786
FACSIMILE (804) 249-5781

MEMBERS
VIRGINIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Johnson Capital, LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Johnson Capital, LLC (the Company) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, statement of financial condition referred to above present fairly, in all material respects, the financial position of Johnson Capital, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Meadows Urquhart Acree + Cook, LLP

February 15, 2005

Johnson Capital, LLC

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash eqivalents	$	206,399
Commissions receivable		192,281
Prepaid expense		3,546
Furniture and equipment, at cost, less accumulated depreciation of $14,984		11,572
Total assets	$	413,798
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	18,210
Due to member		135,596
Total liabilities		153,806
Member's equity		259,992
Total liabilities and member's equity	$	413,798

See Notes to Statement of Financial Condition.

Note 1—Nature of Business and Significant Accounting Policies

Nature of business: Johnson Capital, LLC (the Company) is an introducing dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company introduces investors to various hedge funds and receives fees based on the performance of the fund and amount invested. Commissions are paid quarterly and revenue is recorded in the quarter in which it is earned. The Company is a Virginia Limited Liability Company that is located in Richmond, Virginia.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of significant accounting policies is as follows:

Income taxes: The Company is a limited liability company. In lieu of corporate income taxes, the Company's taxable income is included in the member's individual tax return. Therefore, no liability for federal or state taxes has been included in this financial statement.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of three to forty years.

Cash equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as money market investments.

Use of estimates: The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk: The Company maintains its cash deposits in an uninsured money market account.

Note 2—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had a net capital and required net capital of $48,465 and $10,254, respectively. The Company's net capital ratio was 3.17 to 1.

Note 3—Lease

The Company leases a vehicle under a noncancellable operating lease that expires in 2006. The future minimum lease payments under the lease which expires in September 2006 are $33,586.

Note 4—Employee Pension Plan

The Company converted its money purchase pension plan to a defined benefit plan in December 2004. Employees who have met certain service requirements are eligible for the plan.

The Company sponsors a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and highest compensation for the five-year period preceding their normal retirement date. The Company's funding policy is to make the maximum allowable contributions that may be deducted for federal income tax purposes. Contributions are intended to provide benefits attributed to service to date and expected to be earned in the future. The prepaid benefit cost has been included in prepaid expenses on the balance sheet. The Company uses a December 31 measurement date.

Change in benefit obligation	
Benenfit obligation at January 1, 2004	$ -
Service cost	246,454
Benefit obligation at December 31, 2004	246,454
Change in plan assets	
Fair value of plan assets at January 1, 2004	-
Employer contribution	250,000
Fair value of plan assets at December 31, 2004	250,000
Funded status at December 31, 2004	3,546
Prepaid benefit cost	$ 3,546
Net periodoc benefit cost - Service cost	$ 246,454
Discount rate	6.00%
Expected return on plan assets	6.50%
Rate of compensation increase	0.00%

The long-term rate-of-return-on-assets assumption was determined by obtaining Ibbotson Associates' published historical returns on various assets classes since 1926, determining the weights of these asset classes present in the plan sponsor's desired asset allocation, developing a weighted average rate of return using a building-block approach, adjusting the weighted average return downward by one percentage point to reflect expenses and uncertainty about future returns, and rounding to the nearest 0.5%.

The defined benefit pension plan's assets were invested in cash equivalents at December 31, 2004. In January 2005, the assets were invested using a hedged equity investment.

Note 4—Employee Pension Plan (continued)

Growth of capital is the primary objective. Preservation of capital is the secondary objective. The plan's investment management organizations should make reasonable efforts to control risk through appropriate techniques including, but not limited to, adequate diversification. Investment management organizations should adhere to the style of investment management for which they were hired. Reasonable effort shall be made to monitor and contain administrative and management costs so as to keep them in line with fees regularly charged for like services in applicable markets.

The target range of allocation percentages for each major category of plan assets is as follows:

Asset Class	Target Weight	Minimum Weight	Maximum Weight
Equities: U.S.	87%	55%	95%
Equities: Non-U.S.	10%	0%	20%
Cash equivalents	3%	0%	10%

The Company expects to make contributions during 2005 of approximately $250,000. Actual contributions will be determined in 2005 when census data is available.

Annual benefit payments, which reflect expected future service, as appropriate, are not expected to be paid during the next ten years.

Note 5—Major Customers

The Company has three major customers.